UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan Street

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Julestar Financing

On February 4, 2025, HUB Cyber Security Ltd. (“we”, “us” or the “Company”) entered into a Loan Agreement with Julestar LLC, a New York limited liability company (“Julestar”), pursuant to which Julestar agreed to loan us $2,650,000 in consideration for a promissory note in the principal amount of $3,117,647 (the “Note”). The principal amount, and interest thereon, is required to be repaid in 40 weekly installments over the 10-month term of the loan. The Note will accrue interest at a rate of 10% per annum. To secure the repayment of the Note, the Company undertook to grant a subordinated pledge over the shares of certain of its subsidiaries, subject to the consent of a senior lender within 60 days.

The Loan Agreement also provides for the issuance of five-year warrants to purchase 5,300,000 Ordinary Shares (the “Warrants”), subject to downward adjustment in the number of underlying shares in the event of early repayment of the Note in full or upward adjustment in the event the Note is not repaid in full within 90 days of the issuance date, as detailed below. The exercise price of the Warrants is $0.50 per share, subject to adjustment in certain circumstances, including dilutive issuances. The Warrants are subject to a limitation that prohibits ownership of more than 4.99% of Company’s outstanding share capital at any time.

The Company undertook to register with the Securities and Exchange Commission on a Form F-1 or Form F-3 the shares issuable upon the exercise of the Warrants.

The net proceeds of the amount we raise in any single subsequent financing or asset sale outside the ordinary course of business of more than $5.0 million, or multiple subsequent financings or asset sales outside the ordinary course of business of more than $7.0 million in the aggregate, will be required to be used to prepay the Note in full. We are entitled to prepay a minimum of $100,000 of the Note at any time, with no prepayment penalties, with declining incentives for early prepayment consisting of a decrease in the principal amount and a decrease in the number of shares issuable under the Warrants. If the Note is not repaid in full within 90 days, the number of shares issuable under the Warrants will increase and the exercise price of the additional shares could be set lower, to half the lowest 10-day average market price during the period, subject to a floor price.

As a result of the issuance of the Warrants, the exercise price of the warrant to purchase 1,294,118 ordinary shares issued in an earlier financing transaction on December 30, 2024 automatically decreased from $0.85 to $0.50 per share.

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this this Report on Form 6-K.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: February 10, 2025	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

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